OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

AMBASSADORS INTERNATIONAL, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
023178-10-6
(CUSIP Number)
DECEMBER 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	023178-10-6

1	NAMES OF REPORTING PERSONS PETER V. UEBERROTH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	5	SOLE VOTING POWER

NUMBER OF		1,391,000 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,391,000 (1)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,391,000 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) (2)

☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.1% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Consists of 1,301,000 shares of common stock held by The Ueberroth Family Trust and options to purchase 90,000 shares of common stock all of which are fully vested and exercisable.
(2) Excludes 43,463 shares held by The Ueberroth Education Trust U/D/T June 20, 1994. Mr. Ueberroth has no authority under the trust to vote or dispose of the shares held in the trust. Also excludes 100,000 shares held by The Ueberroth Family Foundation, a 501(c)3 nonprofit organization for which Mr. Ueberroth has shared voting and dispositive power over the shares. Mr. Ueberroth disclaims beneficial ownership of the shares.
(3) Based upon 11,138,655 shares of common stock of the Issuer outstanding as December 31, 2007.

Item 1.	(a)	Name of Issuer:

AMBASSADORS INTERNATIONAL, INC.

	(b)	Address of Issuer’s Principal Executive Offices:

1071 CAMELBACK STREET

NEWPORT BEACH, CA 92660-3228

Item 2.	(a)	Name of Person Filing:

PETER V. UEBERROTH

	(b)	Address of Principal Business Office:

1071 CAMELBACK STREET

NEWPORT BEACH, CA 92660-3228

	(c)	Citizenship:

UNITED STATES

	(d)	Title of Class of Securities:

COMMON STOCK

	(e)	CUSIP Number:

023178-10-6

Item 3.	Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

NOT APPLICABLE

Item 4.	Ownership.
(a)	Amount beneficially owned: 1,391,000 (1)

(b)	Percent of class: 11.1% (3)

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 1,391,000 (1)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition: 1,391,000 (1)

(iv)	Shared power to dispose or to direct the disposition: 0

Item 5.	Ownership of Five Percent or Less of a Class:

NOT APPLICABLE

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group:

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group:

NOT APPLICABLE

Item 10.	Certification:

NOT APPLICABLE.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2008

PETER V. UEBERROTH
By:	/s/ Laura T. Tuthill
Laura T. Tuthill
Attorney-in-Fact

Exhibit 1
Power of Attorney
(previously filed with Schedule 13G/A filed February 4, 2005 and incorporated herein by reference)